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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  220549

                                    FORM 8-B

        FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS FILED
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                             Legend Properties, Inc.
           ----------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                    Delaware                                36-3465359
      ---------------------------------------          -------------------
     (State or Other Jurisdiction of Incorpor-         (IRS Employer Iden-
               ation or Organization)                  tification No.)


          1420 Fifth Avenue, 42nd Floor
           Seattle, Washington                              98101-2333
     ----------------------------------------          -------------------
     (Address of Principal Executive Offices)               (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class           Name of Each Exchange on Which
          To Be So Registered           Each class is to be Registered
          -------------------           ------------------------------

          _______________________            ___________________________
          _______________________            ___________________________

     Securities  to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
          --------------------------------------------------------------
                                (Title of Class)


          --------------------------------------------------------------
                              (Title of Class)

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ITEM 1.   GENERAL INFORMATION

(a)  Date Registrant was organized:               January 18, 1988

     Form of organization:                        Corporation

     State under the laws of which Registrant
          was organized:                          Delaware

(b)  Date on which Registrant's fiscal year ends: December 31


ITEM 2.   TRANSACTION OF SUCCESSION

(a)  Name of each predecessor which had securities registered pursuant to
     Section 12(b) or (g) of the Act at the time of the succession:

          Banyan Mortgage Investment Fund ("Banyan"), a Delaware corporation.

(b) Describe briefly the transaction of succession and state the basis upon which securities of the Registrant have been or are to be issued in exchange for or otherwise in respect of securities of any predecessor.

     On December 31, 1996, RGI U.S. Holdings, Inc., a Washington corporation ("RGI/US"), was merged with and into the Registrant in accordance with the General Corporation Law of the State of Delaware and the Washington Business Corporation Act (the "Merger"). The Merger was accomplished pursuant to the Agreement and Plan of Merger dated April 12, 1996, as amended and restated as of May 20, 1996 by and among RGI/US, RGI Holdings, Inc. ("RGI Holdings") and the Registrant, together with the Amendment to Agreement and Plan of Merger dated September 17, 1996. The Merger occurred following the approval of the Merger by the stockholders of the Registrant at its annual meeting on December 27, 1996 (the "Annual Meeting). As a result of the Merger, each of the 1,000 issued and outstanding shares of RGI/US common stock (all of which was held by RGI Holdings, Inc., a Washington corporation ("RGI Holdings")) was converted into 4,386,986 newly-issued shares of the Registrant's Common Stock, resulting in RGI Holdings beneficially owning approximately 79% of the outstanding common stock of the Registrant and all other stockholders owning approximately 21%.

     At the Annual Meeting, the stockholders of Banyan also approved a one-for-twenty-five reverse stock split and changing the name of the Registrant to "Legend Properties, Inc." Upon the filing of the Certificate of Amendment of Certificate of Incorporation (the "Certificate of Amendment") in connection with the closing of the Merger, every twenty-five shares of outstanding common stock was automatically

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reclassified, changed and converted into one share of Common Stock.  No fractional shares of Common Stock will be issued in connection with such conversion, but in lieu thereof, the Corporation will pay a cash adjustment in respect of any such fractional interest in an amount equal to the fractional interest multiplied by the average closing price of a share of common stock for the five days preceding the Annual Meeting ($0.35) multiplied by 25.



ITEM 3.   SECURITIES TO BE REGISTERED

          As to each class of securities to be registered, state the number of shares or the amounts of bonds (1) presently authorized, (2) presently issued, and (3) presently issued which are held by or for the account of the Registrant.

          Presently Authorized:         100,000,000 Shares

          Presently Issued:             6,279,288 Shares

          Presently Issued which are held
          by or for the account of Registrant:    None


ITEM 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Incorporated by reference to "Description of Securities" contained in Proxy Statement/Prospectus filed as Exhibit 2.1 hereto.


ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  Exhibits:

          Exhibit 2.1 Agreement and Plan of Merger, dated as of April 12, 1996, as amended and restated as of May 20, 1996, by and among RGI/US, RGI Holdings, Inc. and the Registrant, together with Amendment to Agreement and Plan of Merger dated as of September 17, 1996 (see
                         Exhibit 99.1-Annex A to Proxy Statement/Prospectus).

          Exhibit 3.1 Amended and Restated Certificate of Incorporation of the Registrant (see Exhibit 99.1-Annex B to Proxy Statement/Prospectus).

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          Exhibit 3.2    Amended and Restated Bylaws of Registrant, dated July
                         1, 1996*.

          Exhibit 4.1 Article IV of Amended and Restated Certificate of Incorporation (see Exhibit 3.1).

          Exhibit 4.2    Articles 2 and 6 of Amended and Restated Bylaws (see
                         Exhibit 3.2).

          Exhibit 10.1 Loan Modification Agreement, dated as of May 20, 1996, by and between Registrant and RGI Holdings, Inc. (SoGen
                         Loan)**

          Exhibit 10.2 Loan Modification Agreement, dated as of May 21, 1996, by and between Registrant and RGI Holdings, Inc. (Morgens Loan)**

          Exhibit 10.3 Registration Rights Agreement, dated as of May 21, 1996, by and between Registrant and RGI Holdings, Inc.**

          Exhibit 10.4 Master Construction Contract dated as of June 28, 1991 by and among GHA Harbor Associates, GHA Grand Harbor, Ltd., GHA St. David's, Ltd., GHA Wood Duck, Ltd., GHA Harbor, Ltd., GHA Newport, Ltd., GHA River Club, Ltd., GHA Coventry, Ltd. and Proctor Construction Company*

          Exhibit 10.5 Profit Sharing Agreement dated as of June 28, 1991 by and among Proctor Construction Company, Andlinger Properties Capital L.P. and Grand Harbor Associates, Inc.*

          Exhibit 10.6 Second Amended and Restated Employment Agreement between Leonard G. Levine and the Registrant dated as of December 31, 1992.***

          Exhibit 10.7 Form of Director Stock Option Agreements dated July 1, 1993, July 24, 1994 and July 7, 1995.***

          Exhibit 10.8 Form of Executive Stock Option Agreements dated July 1, 1993, January 12, 1994 and February 8, 1995.***

          Exhibit 21.1   Subsidiaries of the Registrant.

          Exhibit 99.1 Proxy Statement/Prospectus of Banyan Mortgage Investment Fund dated October 11, 1996*.

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          Exhibit 99.2   Supplement No. 1 to Proxy Statement/Prospectus dated
                         November 7, 1996 (incorporated by reference to Supplement filed on November 12, 1996 (File No. 1-
                         9885)).

          Exhibit 99.3 Supplement No. 2 to Proxy Statement/Prospectus dated December 16, 1996 (incorporated by reference to Supplement filed on December 16, 1996 (File No. 1-
                         9885)).


* Incorporated by reference to the Registrant's Registration Statement on Form S-4 (Registration No. 333-12415).
** Incorporated by reference to the Registrant's Current Report on Form 8-K dated May 20, 1996.
*** Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995.



                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


DATED:  February 28, 1997.            LEGEND PROPERTIES, INC., a
                                          Delaware corporation,


                                        By /s/ Kenneth L. Uptain
                                          ------------------------------
                                           Kenneth L. Uptain
                                           President and Chief Executive
                                            Officer